Contact

www.linkedin.com/in/don-scraper-86945919 (LinkedIn)
www.fracttal.com/en/ (Company)

Top Skills

Operations Management
Strategy
SaaS

Don Scraper

Vice President Product and Services at EAMS Technologies Inc.
Greater Orlando

Summary

EAMS Technologies is a specialist engineering and technology solutions provider with global reach in delivering integrated enterprise asset management, analytics and IoT solutions across a broad range of industries. We combine traditional asset management practices and processes with new digital technologies to deliver asset performance management solutions.

Experience

EAMS Technologies Inc.

VP Product and Services
October 2021 - Present (1 year 8 months)
Lake Mary, Florida, United States

EAMS Technologies provides a range of solutions for Asset Performance Management.

EAMS Global-USA Inc.

Managing Director
April 2018 - October 2021 (3 years 7 months)

EAMS Global-USA focuses on delivering fully integrated condition-base maintenance solution(s). CMMS.

Fiix Software

6 years 3 months

Vice President Business Development
March 2016 - March 2018 (2 years 1 month)
Toronto, Canada

Vice President Sales
January 2012 - February 2016 (4 years 2 months)
Toronto Canada

Fiix EAM/CMMS Software

Independent Consultant - EAM/CMMS Solutions

Executive Consultant
2009 - 2011 (2 years)

- Strategic Maintenance Planning (Horizon)
- Bigfoot
- eMaint
- Ashcom (Maintimizer)

EAM/CMMS software

EPAC Software Technologies, Inc.
Vice President of Sales and Marketing
2000 - 2009 (9 years)

ePAC EAM/CMMS Software

Fluor (now AssetPoint)
Senior Sales Executive
1997 - 2000 (3 years)

Tabware EAM

IBM
Strategic Accounts Manager
1993 - 1997 (4 years)

Maximo EAM

Universal Studios FL
Senior Industrial Engineer
1989 - 1993 (4 years)

Education

Clemson University
BS, Industrial Engineering Technology

Midlands Technical College
AS, Safety and Health Engineering Technology

University of South Carolina
Business